Exhibit 99.4

CERTIFICATE OF COMPLIANCE PURSUANT TO
UNDERTAKING PROVIDED UNDER NATIONAL POLICY 41-201

To:                              Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers du Québec

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

(collectively, the “Securities Commissions”)

Reference is made to National Policy 41-201 (“NP 41-201”) and the undertaking by Canetic Resources Inc. (“Canetic”), in its capacity as Administrator of Canetic Resources Trust (the “Trust”) dated July 5, 2006 (the “Undertaking”), made to the addressees of this Certificate of Compliance, a copy of which Undertaking is attached hereto.

Canetic, in its capacity as Administrator of the Trust, hereby certifies that, as of the date hereof, the Trust has complied with the provisions of the Undertaking.

DATED this 28th day of March, 2007.

CANETIC RESOURCES TRUST
by its administrator Canetic Resources Inc.

Per:	/s/ “J. Paul Charron”
J. Paul Charron
President and Chief Executive Officer

UNDERTAKING

To:                              Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers du Québec

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

(collectively, the “Securities Commissions”)

To the extent that the securities legislation in certain jurisdictions is ambiguous regarding certain matters set forth in National Policy 41-201 — Income Trusts and Other Indirect Offerings (“NP 41-201”), Canetic Resources Trust (the “Trust”) hereby undertakes that while the Trust is a reporting issuer:

(i)                                     in complying with its reporting issuer obligations, the Trust will treat Canetic Resources Inc. (“Canetic”) and any other operating entity within the meaning of NP 41-201 that represents a significant business interest of the Trust (collectively, the “Operating Entities”) as subsidiaries of the Trust; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Operating Entities and the Trust, then for as long as the Operating Entities (and any of their significant business interests) represent a significant asset of the Trust, the Trust will provide unitholders with separate financial statements for the Operating Entities (and any of their significant business interests);

(ii)                                  if and to the extent they are not subject to such requirements under applicable securities legislation, the Trust will take the appropriate measures to require each person who would be an insider of the Operating Entities if the Operating Entities were reporting issuers to (i) file insider reports about trades in units of the Trust (including securities which are exchangeable into units of the Trust), and (ii) comply with statutory prohibitions against insider trading; and

(iii)                           the Trust will annually certify that it has complied with this undertaking, and will file a certificate to that effect on SEDAR concurrently with the filing of its annual financial statements.

DATED this 5th day of July, 2006

CANETIC RESOURCES TRUST
by its administrator Canetic Resources Inc.

Per:	(signed by Brian D. Evans)
Vice President, General Counsel and Secretary